UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 2, 2023, Steakholder Foods Ltd. (the “Company”) announced the departure of its Chief Financial Officer, Guy Hefer, and the appointment of Eitan Noah, Vice President of Finance, as the Company’s new Chief Financial Officer, effective upon March 23, 2023.  The company issued a press release titled “Steakholder Foods® Appoints Mr. Eitan Noah as Chief Financial Officer.” A copy of the press release is furnished as Exhibit 99.1 herewith.

This Report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-264110) and Form S-8 (File Nos. 333-255419 and 333-267045). Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: March 2, 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release, dated March 2, 2023